Exhibit (a)(1)(I)

Supplement to the Offer to Purchase for Cash
All Outstanding Shares of Common Stock
of
SCHUFF INTERNATIONAL, INC.
at
an increased price of
$2.30 Per Share
by
SCHUFF ACQUISITION CORP.
a corporation to be wholly owned by
David A. Schuff
Scott A. Schuff
and Their Affiliates

          This Supplement to the Tender Offer Statement on Schedule TO is being filed by Schuff Acquisition Corp., an Arizona corporation (“SAC”) to be wholly owned by David A. Schuff, Scott A. Schuff, and their affiliates named herein. Unless the context otherwise requires, all references to SAC mean SAC, David A. Schuff, Scott A. Schuff, the Schuff Family Trust, the Scott A. Schuff Family Trust, the Scott A. Schuff Irrevocable Trust, the Schuff Irrevocable Trust, and 19th Avenue/Buchanan Limited Partnership, an Arizona limited partnership. SAC has amended its offer to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”) of Schuff International, Inc., a Delaware corporation, not owned by David A. Schuff, Scott A. Schuff, and their affiliates, to an amended and increased price of $2.30 per Share, net to the seller in cash (the “Amended Offer Price”), upon the terms and subject to the conditions set forth in this Supplement to the Offer to Purchase (the “Supplement”), the Offer to Purchase dated April 30, 2004, as amended and supplemented (the “Offer to Purchase”), and in the revised Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Amended Offer”).

THE AMENDED OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE
AT 5:00 P.M., DENVER TIME, ON FRIDAY, MAY 28, 2004,
UNLESS EXTENDED PURSUANT TO THE OFFER TO PURCHASE.

          The Amended Offer is conditioned on, among other things, the tender of a sufficient number of Schuff International Shares such that, after the Schuff International Shares are purchased pursuant to the Amended Offer, SAC would own at least 90% of the outstanding Schuff International Common Stock (the “Minimum Condition”). After contribution by David A. Schuff, Scott A. Schuff, and their affiliates of shares of common stock of Schuff International to SAC, which is expected to occur prior to the purchase of shares pursuant to the Amended Offer, SAC will own approximately 71% of the outstanding common stock of Schuff International. The Amended Offer is also subject to certain other conditions described in the Offer to Purchase in Section 11, “The Offer — Certain Conditions of the Offer.”

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction; passed upon the merits or fairness of such transaction; or passed upon the adequacy or accuracy of the information contained in this document. Any representation to the contrary is a criminal offense.

The date of this Supplement to the Offer to Purchase is May 14, 2004

IMPORTANT

          Any Schuff International stockholder desiring to tender all or any portion of such stockholder’s Schuff International shares should, as applicable

(1)	complete and sign the original or revised Letter of Transmittal, or a facsimile thereof, in accordance with the instructions in the Letter of Transmittal, including any required signature guarantees, and mail or deliver to Computershare Trust Company, Inc. (the “Depositary”) the original or revised Letter of Transmittal or such facsimile with such stockholder’s certificates for the tendered Schuff International shares and any other required documents, or

(2)	follow the procedure for book-entry transfer of Schuff International shares set forth in Offer to Purchase in Section 3, “The Tender Offer — Procedure for Tendering Shares,” or

(3)	request such stockholder’s broker, dealer, commercial bank, trust company, or other nominee to tender shares for such stockholder.

          A stockholder whose Schuff International shares are registered in the name of a broker, dealer, commercial bank, trust company, or other nominee must ask the broker, dealer, commercial bank, trust company, or other nominee to tender Schuff International shares as the registered stockholder.

          A stockholder that desires to tender Schuff International shares and whose certificates for such shares are not immediately available, or who cannot comply with the procedure for book-entry transfer on a timely basis, may tender such Schuff International shares by following the procedure for guaranteed delivery set forth in the Offer to Purchase in Section 3, “The Tender Offer — Procedure for Tendering Shares.”

          SAC has not authorized any person to make any recommendation on its behalf as to whether you should tender or refrain from tendering your Shares. You should rely only on the information contained in this document or to which SAC has referred you. SAC has not authorized anyone to provide you with information or to make any representation in connection with the Amended Offer other than those contained in this Supplement, the Offer to Purchase, or in the revised Letter of Transmittal. If anyone makes any recommendation or gives any information or representation, you must not rely upon that recommendation, information, or representation as having been authorized by SAC.

          This Supplement does not constitute an offer to exchange or sell or a solicitation of an offer to exchange or buy, any securities other than the Shares by SAC. The Amended Offer is being made to all holders of Shares. SAC is not aware of any state where the making of the Amended Offer is prohibited by administrative or judicial action pursuant to a state statute. If SAC becomes aware of any state where the making of the Amended Offer is prohibited, SAC will make a good faith effort to comply with any such statute. If, after such good faith effort, SAC cannot comply with any such statute, the Amended Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such state.

          This Supplement, the Offer to Purchase, and the revised Letter of Transmittal contain important information that should be read before any decision is made with respect to the Amended Offer. Except as otherwise expressly set forth in this Supplement, the terms and conditions previously set forth in the Offer to Purchase and the revised Letter of Transmittal remain applicable in all respects to the Amended Offer and are incorporated herein by reference. This Supplement should be read carefully in conjunction with the Offer to Purchase and the revised Letter of Transmittal, as the same have been amended.

          Any questions or requests for assistance may be directed to the Information Agent at its address and telephone numbers set forth below. Requests for additional copies of this Supplement, the Offer to Purchase, and the revised Letter of Transmittal may be directed to the Information Agent or the Depositary. Stockholders may also contact their brokers, dealers, commercial banks, trust companies, or other nominees for assistance concerning the Amended Offer.

The Information Agent for this Amended Offer is:

Schuff Acquisition Corp.
Attention: Julie Hall
1841 West Buchanan
Phoenix, Arizona 85007
Email: julie.hall@schuff.com

or

CALL: (602) 452-4497

          SAC has amended its Offer to acquire all of the Shares by increasing the Offer Price to $2.30 per Share in cash, subject to the terms and conditions set forth in the Offer to Purchase, the revised Letter of Transmittal, and this Supplement. If the Amended Offer is consummated in accordance with the terms and conditions set forth in the Offer to Purchase, as amended or supplemented, and the revised Letter of Transmittal for the Amended Offer, Schuff International stockholders who have already validly tendered their Shares will receive the benefit of the amended $2.30 Offer Price and need not take any further action in order to do so.

QUESTIONS AND ANSWERS ABOUT THE AMENDED OFFER

How has SAC amended its tender offer?

          SAC has amended its tender offer to increase the Offer Price from $2.17 to $2.30 per Share in cash, without interest, less any required withholding taxes. The revised Offer Price, at $2.30 per Share, represents an approximate 6% increase over the original $2.17 per Share Offer Price. The $2.30 per Share Offer Price also represents an approximate 18% premium over the closing price of Schuff International’s common stock on the American Stock Exchange on April 27, 2004, the last full trading day prior to the April 29th public announcement of SAC’s proposal to acquire the Shares, and approximate premiums of 20%, 21%, and 18% over the Shares’ average closing price for the 90, 60, and 30 trading days ending on April 27, 2004, respectively. You should obtain a recent market quotation for the Shares in deciding whether to tender your Shares.

Why did SAC amend its tender offer?

          On April 23, 2004, the Board of Directors of Schuff International met and authorized a special committee of the Board comprised entirely of non-management directors, including Mr. Edward M. Carson, Mr. H. Wilson Sundt, and Senator Dennis DeConcini, to review and evaluate the Offer. On April 28, 2004, the special committee elected to retain Houlihan Lokey Howard & Zukin Financial Advisors, Inc. (“Houlihan Lokey”) to serve as financial advisor to the special committee. On May 4, 2004, Houlihan Lokey met with senior members of Schuff International’s management group, including Mr. Scott A. Schuff, Chief Executive Officer of Schuff International, and Mr. Michael R. Hill, the Chief Financial Officer of Schuff International, and discussed Schuff International’s history, business, operations, financial information, financial forecasts, and current outlook. The Houlihan Lokey representatives also contacted Mr. David A. Schuff by telephone to discuss Schuff International and the background of the Offer.

          On May 10, 2004, following a meeting of the special committee, Mr. Carson, as chairman of the special committee, advised Scott A. Schuff that, based on the special committee’s evaluation and review of all factors to date, the Offer Price should be increased from $2.17 per share. Mr. Carson advised Mr. Schuff that the special committee would be meeting on May 12, 2004 for the purpose of determining whether or not to recommend the Offer.

          On May 12, 2004, following a meeting of the special committee, the special committee met with Messrs. David and Scott Schuff to discuss their conclusion, after considering their knowledge of Schuff International as members of the Board, information provided by Houlihan Lokey, and other relevant factors, that it should seek to negotiate a price higher than the initial Offer Price of $2.17 per Share prior to making a recommendation to the stockholders in connection with the Offer. The special committee also advised the Schuffs that the committee would not recommend acceptance of the Offer at the initial Offer Price. In response to the special committee’s position, SAC agreed to amend the Offer to increase the Offer Price to $2.30 per Share. The special committee subsequently met with the full Board at which time the special committee provided its recommendation to the Board that the revised Offer Price of $2.30 was fair, and the Board, with Messrs. David and Scott Schuff abstaining, authorized the filing of a response to the Offer pursuant to which the special committee would recommend to the stockholders that they accept the revised Offer.

If I already tendered my shares in the tender offer, do I have to do anything now?

          No. Stockholders who validly tendered their Shares previously and have not withdrawn them do not have to take any further action. If the Amended Offer is completed, these Shares will be accepted for payment and such stockholders will receive the increased price of $2.30 per Share in cash, without interest, less any required withholding taxes.

Has the expiration date of the tender offer been changed?

          No. The expiration date of the Amended Offer remains 5:00 p.m., Denver time, on Friday, May 28, 2004, unless extended.

Who can I contact if I have additional questions about the Amended Offer?

          If you have questions or you need assistance, you should contact the Information Agent at the following address and telephone number:

Schuff Acquisition Corp.
Attention: Julie Hall
1841 West Buchanan
Phoenix, Arizona 85007
Email: julie.hall@schuff.com

or

CALL: (602) 452-4497